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EXHIBIT 21

SUBSIDIARIES

        Set forth below is a list of all active subsidiaries of the Registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which subsidiaries do business as of March 8, 2010.

Name	Jurisdiction of Incorporation
USANA Canada Co.	Canada
USANA Australia Pty, Ltd.	Australia
USANA Health Sciences (NZ) Corporation	New Zealand
USANA Hong Kong Limited	Hong Kong
USANA Japan, Inc.	Japan
USANA Health Sciences Korea Ltd.	South Korea
USANA Health Sciences Singapore Pte, Ltd.	Singapore
USANA Mexico S.A. de C.V.	Mexico
USANA Health Sciences Tianjin Co. Ltd	People's Republic of China
FMG Productions, Inc. (dba USANA Studios)	Utah
UHS Essential Health Malaysia SND BHD	Malaysia
UHS Essential Health Philippines, Inc.	Utah

        Except as noted above, each subsidiary listed above is doing business under its corporate name.

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  EXHIBIT 21
SUBSIDIARIES